                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 2) *



                           HFB Financial Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   40417C106
                     --------------------------------------
                                 (CUSIP Number)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 9 pages

---------------------                                    ----------------------
 CUSIP NO. 40417C106                 13G                   Page 2 of 9 Pages
---------------------                                    ----------------------

================================================================================
1 NAME OF REPORTING PERSON: Home Federal Bank, Federal Savings Bank Employee Stock Ownership Plan

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             61-0305840
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [x]

                                                              (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Tennessee
--------------------------------------------------------------------------------
  NUMBER OF         5  SOLE VOTING POWER             0
   SHARES                                          -----
                   -------------------------------------------------------------
 BENEFICIALLY       6  SHARED VOTING POWER          50,589
    OWNED BY                                       --------
                   -------------------------------------------------------------
     EACH           7  SOLE DISPOSITIVE POWER        0
   REPORTING                                       -----
                   -------------------------------------------------------------

    PERSON          8  SHARED DISPOSITIVE POWER     50,589
     WITH                                          --------
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          50,589
         --------
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [_]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           8.1
          -----
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

        EP
================================================================================
                     * SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                      --------------------
 CUSIP NO. 40417C106                 13G                    Page 3 of 9 Pages
---------------------                                      --------------------


================================================================================
1   NAME OF REPORTING PERSON:  Earl Burchfield

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [_]
                                                           (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
  NUMBER OF         5  SOLE VOTING POWER             19,890
   SHARES                                           --------
                   -------------------------------------------------------------
 BENEFICIALLY       6  SHARED VOTING POWER           62,714
   OWNED BY                                         --------
                   -------------------------------------------------------------
    EACH            7  SOLE DISPOSITIVE POWER        19,890
  REPORTING                                         --------
                   -------------------------------------------------------------
    PERSON          8  SHARED DISPOSITIVE POWER      50,589
    WITH                                            --------
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           82,604
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          [_]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           13.1
          ------
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          IN
================================================================================
                     * SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                    --------------------
 CUSIP NO. 40417C106                 13G                  Page 4 of 9 Pages
---------------------                                    --------------------


================================================================================
1   NAME OF REPORTING PERSON:  Robert V. Costanzo

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a) [_]

                                                                (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
  NUMBER OF         5  SOLE VOTING POWER             8,636
   SHARES                                           -------
                   -------------------------------------------------------------
 BENEFICIALLY       6  SHARED VOTING POWER          62,714
    OWNED BY                                       --------
                   -------------------------------------------------------------

     EACH           7  SOLE DISPOSITIVE POWER        8,636
   REPORTING                                        -------
                   -------------------------------------------------------------

    PERSON          8  SHARED DISPOSITIVE POWER     50,589
     WITH                                          --------
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          71,352
         --------
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          [_]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.4
          ------
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          IN
================================================================================
                     * SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                     --------------------
 CUSIP NO. 40417C106                 13G                   Page 5 of 9 Pages
---------------------                                     --------------------


================================================================================
1   NAME OF REPORTING PERSON:  Charles Harris

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a) [_]

                                                             (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
  NUMBER OF         5   SOLE VOTING POWER           18,825
   SHARES                                          --------
                   -------------------------------------------------------------
 BENEFICIALLY       6   SHARED VOTING POWER         62,714
    OWNED BY                                       --------
                   -------------------------------------------------------------
    EACH            7   SOLE DISPOSITIVE POWER      18,825
  REPORTING                                        --------
                   -------------------------------------------------------------
    PERSON          8   SHARED DISPOSITIVE POWER    50,589
     WITH                                          --------
--------------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          81,539
         --------
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          [_]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          13.0
         ------
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          IN
================================================================================
                     * SEE INSTRUCTION BEFORE FILLING OUT!

                                                          -------------------
                                                           Page 6 of 9 Pages
                                                          -------------------


                       Securities and Exchange Commission
                            Washington, D.C.  20549


Item 1(a)   Name of Issuer.
      HFB Financial Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices.
      1602 Cumberland Avenue
      Middlesboro, Kentucky  40965-1225

Item 2(a)   Name of Person(s) Filing.
      Home Federal Bank, Federal Savings Bank Employee Stock Ownership Plan ("ESOP"), and the following individuals who serve as trustees of the trust established under the ESOP: Earl Burchfield, Robert V. Costanzo, and Charles Harris.

Item 2(b)   Address of Principal Business Office.
      Same as Item 1(b).

Item 2(c)   Citizenship.
      See Row 4 of the second part of the cover page provided for each reporting person.

Item 2(d)   Title of Class of Securities.
      Common Stock, par value $1.00 per share.

Item 2(e)   CUSIP Number.
      See the upper left corner of the second part of the cover page provided for each reporting person.

Item 3.     Check whether the person filing is a:


     (f)    [x]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                  1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

     (h)    [x]   Group, in accordance with Rule 13d-1(b)(l)(ii)(H).


     Item (a) (b) (c) (d) (e) (g) - not applicable.

                                                         -------------------
                                                          Page 7 of 9 Pages
                                                         -------------------

Item 4.   Ownership.
     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

Item 5.   Ownership of Five Percent or Less of A Class.
      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following:   [_]

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Pursuant to Section 13.7 of the ESOP, the ESOP Committee has the power to direct the receipt of dividends on shares held in the ESOP trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
      Not applicable.

Item 8.   Identification and Classification of Members of the Group.
      This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing under the Item 3(h) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

Item 9.   Notice of Dissolution of Group.
      Not applicable.

Item 10.  Certification.
       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                        -------------------
                                                         Page 8 of 9 Pages
                                                        -------------------

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOME FEDERAL BANK, FEDERAL SAVINGS BANK
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:


     /s/ Earl Burchfield                       February 12, 1997
     -----------------------------------       -----------------
     Earl Burchfield, as Trustee               Date


     /s/ Robert V. Costanzo                    February 12, 1997
     -----------------------------------       -----------------
     Robert V. Costanzo, as Trustee            Date


     /s/ Charles Harris                        February 12, 1997
     -----------------------------------       -----------------
     Charles Harris, as Trustee                Date


/s/ Earl Burchfield                            February 12, 1997
----------------------------------------       -----------------
Earl Burchfield, as an Individual              Date
 Stockholder

/s/ Robert V. Costanzo                         February 12, 1997
----------------------------------------       -----------------
Robert V. Costanzo, as an Individual           Date
 Stockholder

/s/ Charles Harris                             February 12, 1997
----------------------------------------       -----------------
Charles Harris, as an Individual               Date
 Stockholder

                                                     -------------------
                                                      Page 9 of 9 Pages
                                                     -------------------

Exhibit A
---------

                       Identification of Members of Group
                       ----------------------------------


     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section
13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, and (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the manner directed by the ESOP Committee. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.